Exhibit 99.1

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CONVERTIBLE NOTE AGREEMENT
可转换票据协议

This CONVERTIBLE NOTE AGREEMENT (“Agreement”) is made and entered on the 9th February 2017, in Shanghai, China, by and between Tantech Holdings Ltd (“Tantech”) and ARC Capital Ltd (“Note Holder”).

本可转换股票据协议（协议）由碳博士控股有限公司（“碳博士”）与ARC Capital Ltd（“票据持有人”）于二〇一七年二月九日于中国上海订立。

WHEREAS, Tantech and Note Holder are entering into this Agreement to provide working capital for Tantech’s business.

鉴于，碳博士和票据持有人签订本协议，旨在为碳博士的业务提供流动资金。

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

因此，鉴于以下所载的相互约定、协议以及其他有价值的考虑，特此确认，双方同意如下：

1	Convertible Note

可转换票据

1.1	Note Amount

票据金额

The Note Amount shall be USD 2,000,000.

票据金额为美元贰佰万元正。

1.2	Origination Fee

初始费用

The Note Holder shall fully pay Tantech in cash and Tantech shall undertake an Origination Fee of 3% of the Note Amount.

票据持有人应全额一次性支付碳博士现金，碳博士应承担票据金额的3％作为初始费用。

1.3	Net Note Proceed

票据净值

The Net Note Proceed shall be 97% of the Note Amount which is equivalent to USD 1,940,000.

票据净值为票据金额的97%，即美元壹佰玖拾肆万元整。

2	Interest

利息

2.1	Interest Rate

利率

Tantech promises to pay simple interest on the outstanding principal amount hereof from the date of Tantech receiving the Net Note Proceed, which interest shall be payable at the rate of 7% per annum and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
碳博士承诺自收到票据净额之日起计算单利，利率为年化7%，并应根据实际占用天数计算，一年为365天。

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2.2	Interest Payment

利息支付

Interest shall be due and payable on the Maturity Date (See Clause 4).
利息将在到期日到期和应付（见第4条）。

3	Conversion

转换

3.1	Locking Period

锁定期

The Note Holder shall not convert during the first 6 months from the date of Tantech receiving the Net Note Proceed.

票据持有人不得在自碳博士收到票据净额之日起的前六个月行使转换权利。

3.2	Conversion Period

转换期

The Note Holder may convert from the date

票据持有人可以在以下期间行使转换权利

1)	Tantech fails to repay any unpaid accrued interest on the Notes on the Maturity Date , or

自碳博士未能在到期日支付应付利息之时的那一天始，或

2)	any time after the Locking Period.

锁定期结束后的任意一日。

3.3	Conversion Price

转换价格

The Conversion Price shall be 85% of the average closing price of the 15 trading days prior to the date of Tantech receiving Notice of Conversion by Note Holder. Notwithstanding the foregoing, the Conversion Price shall, under no circumstances, be lower than the average closing price of the 10 trading days prior to the date of signing of this Agreement (hereinafter “Floor Price”). If however, no 10 trading day average closing price during the Conversion Period is such that Note Holder is able to convert at Floor Price or above while Note Holder intends to convert, the Interest Rate payable shall be increased to 10% per annum, provided that if the 10 trading day average closing price at any time during the Conversion Period is such that Note Holder is able to convert at Floor Price or above but Note Holder decides not to convert, the Interest Rate payable shall not be increased.

转换价格为碳博士收到票据持有人的转换通知之日前十五个交易日股票收盘价的平均值的85%。尽管有上述规定，转换价在任何情况下均不得低于本协议签订日期之前的10天平均收市价（以下简称“底价”）。 倘若转换期内之任何10天交易日平均收市价不足以使票据持有人能以底价或底价以上转换，而票据持有人拟转换，则应付利率增加至年化10％；倘若转换期内任何10个交易日的平均收盘价使得票据持有人能够以底价或底价以上转换，但票据持有人决定不转换，应付利率不得增加。

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3.4	Notice of Conversion

转换通知

At any time in the Conversion Period, Tantech may receive a Notice of Conversion (Notice of Conversion) in writing by the Note Holder regarding to convert the Note to common shares from capital stock of Tantech. Upon receipt of Notice of Conversion, Tantech must:

在转换期内的任何时间，碳博士可能会收到票据持有人的关于将票据转换为碳博士公司普通股股份的书面通知（转换通知）。在收到通知之时，碳博士必须：

1）convert the Note into Shares by applying such amount to subscribe for Shares at the Conversion Price; and

将票据转换为股份，方式为票据持有人以转换价格认购股份; 和

2）issue to the Note Holder those Shares.

向票据持有人发行该股份。

3.5	Share Issuances

发行股份

Shares issued on Conversion will be credited as fully paid and rank pari passu with all other ordinary shares of the Tantech then in issue.

将转换发行之股份记作缴足股款，并与碳博士之所有其他普通股享有同等地位。

3.6	Fractional entitlements

零碎权利

The number of Shares to be issued to the Note Holder will be rounded up to the nearest whole number in the event of a fractional entitlement.

在符合零碎权利情况下，向票据持有人发行的股份数将采用进一法为最接近的整数。

4	Maturity Date

到期日

Principal and unpaid accrued interest on the Notes will be due and payable 12 months from the date of Tantech receiving the Net Note Proceed (the “Maturity Date”).

票据的本金及未付应计利息将自碳博士收到票据净额之日起12个月到期及应付（“到期日”）。

5	Prepayment

提前还款

Tantech may prepay the principal, and any Prepayment of principal will trigger a penalty of 15% of the Note Amount.

碳博士可能会提前偿还本金，但任何提前偿还本金的行为将会触发罚金，数额为票据金额的15%。

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6	No Short Sale

禁止沽空

The Note Holder will not engage, directly or indirectly, in any short sales of Tantech’s securities.

票据持有人不得直接或间接的参与任何沽空碳博士股票的交易。

7	No Security Interest

无担保权益

The Notes shall be a general unsecured obligation of Tantech.

该票据被视为碳博士的一般无抵押义务。

8	Miscellaneous

其他

8.1	Confidentiality

保密

Each party must keep this Agreement and information it receives about Tantech and its business in connection with this Agreement (Confidential Information) confidential, and must not use or disclose that Confidential Information without the prior written consent of the other party except to the extent that:

双方必须保持本协议及其收到的与本协议（机密信息）有关的碳博士及其业务的机密信息，并且未经对方事先书面同意，不得使用或披露该机密信息，以下情况除外：

1） disclosure is required by law;

法律要求披露；

2）the relevant information is already in the public domain;

已经公开的相关信息；

3）it is reasonably necessary in connection with executing the services herein based on mutual agreement to be determined。

基于双方同意，对于执行该协议下的服务是合理及必要的情况。

8.2	Notices

通知

All notices and communications given under this Agreement must be in writing and will be delivered personally, sent by post or sent by email to the address or email address set out in the following (or at such other address as notified from time to time by the party changing its address).

根据本协议提供的所有通知和通讯必须以书面形式，并亲自交付，通过邮寄或通过电子邮件发送到以下列出的地址或电子邮件地址（或由当事人不定时通知的其他地址）。

If to Tantech:

至碳博士：

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If to Note Holder:

至票据持有人：

8.3	Entire agreement

完整协议

This Agreement contains all of the terms, representations and warranties made between the parties relating to the matters dealt with in this Agreement and supersedes and cancels all prior discussions and agreements covering the subject matter of this Agreement. The parties have not relied on any representation, warranty or agreement relating to the matters dealt with in this Agreement that is not expressly set out in this Agreement, and no such representation, warranty or agreement has any effect from the date of this Agreement.

本协议包含双方之间就本协议所涉及事项所做出的所有条款，陈述和保证，并取代和取消所有先前涉及本协议主题事项的讨论和协议。各方不依赖本协议中未明确规定的与本协议中涉及的事项相关的任何声明，保证或协议，且自本协议之日起，任何此类声明，保证或协议均不具有任何效力。

8.4	Amendment

修订

This Agreement may only be amended by agreement of the parties in writing.

本协议只能经双方书面协议修改。

8.5	Waiver

自动放弃权益

No exercise or failure to exercise or delay in exercising any right or remedy will constitute a waiver by that party of that or any other right or remedy available to it.

不行使或延迟行使任何权利或补救，将视为该当事方自动放弃该项或任何其他权利或补救措施。

8.6	Governing law and jurisdiction

适用法律及管辖权

This Agreement will be governed by the laws of the State of New York, U.S, and the parties submit to the non-exclusive jurisdiction of the courts of the State of New York, U.S.

本协议将受美国纽约州法律管辖，双方受美国纽约州法院的非排他性管辖。

【Signature Page Follows 以下为签字页】

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Agreed and Accepted by

由以下双方接受并同意

SIGNED for and on behalf of Tantech Holdings Ltd. By

代表碳博士控股有限公司签署

_______________________________

Signature of authorized signatory

授权签署人签名

_______________________________

Date 日期

SIGNED for and on behalf of ARC Capital Ltd. By

代表ARC CAPITAL LTD.签署

_______________________________

Signature of authorized signatory

授权签署人签名

_______________________________

Date 日期